As filed with the Securities and Exchange Commission on September 15, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MARTEK BIOSCIENCES CORPORATION
 (Exact name of registrant as specified in its charter)

Delaware	52-1399362
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

6480 Dobbin Road
Columbia, Maryland 21045
(410) 740-0081
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Henry Linsert, Jr.
Chief Executive Officer
Martek Biosciences Corporation
6480 Dobbin Road
Columbia, Maryland 21045
(410) 740-0081
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Michael J. Silver
Hogan & Hartson L.L.P.
111 South Calvert Street, 16th Floor
Baltimore, Maryland 21202
(410) 659-2700

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than the securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
☐ ________________

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.☐

CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of each class of	Amount	offering	aggregate	Amount of
securities to be registered	to be registered	price per share(1)	offering price(1)	registration fee

Common Stock, $.10 par value(2)	49,915 shares	$51.155	$2,553,401.83	$207

(1)	Calculated Rule 457(c) of the Securities Act of 1933, as amended. The proposed maximum offering price per share, the proposed maximum aggregate offering price and the amount of the registration fee are based on the average of the high and low prices per share of Martek Biosciences Corporation’s common stock, on September 12, 2003, as reported on the Nasdaq Stock Market’s National Market, of $51.155.

(2)	Includes Series A Preferred Share Purchase Rights attached thereto, for which no separate fee is payable pursuant to Rule 457(i).

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
Subject to Completion
dated September 15, 2003

MARTEK BIOSCIENCES CORPORATION

49,915 Shares of Common Stock

     We have prepared this prospectus to allow the selling stockholders we identify in this prospectus to sell up to 49,915 shares of our common stock. We issued all of the shares to FermPro Manufacturing, LP, a Georgia limited partnership, in a private placement under the terms of an Asset Sale and Purchase Agreement dated July 21, 2003, as amended, under which we acquired certain of the assets of FermPro. FermPro distributed these shares to the selling stockholders named herein, who were the partners of FermPro. We will not receive any of the proceeds from the sale of these shares by the selling stockholders.

     Our common stock is traded on the Nasdaq Stock Market under the symbol “MATK.” On September 12, 2003, the last reported sale price of our common stock on Nasdaq was $51.19 per share.

     Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 4.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is September  , 2003.

SUMMARY

     You should read this summary together with the entire prospectus, including the more detailed information in our financial statements and accompanying notes incorporated by reference in the prospectus.

MARTEK BIOSCIENCES CORPORATION

     Martek Biosciences Corporation is a leader in the development and commercialization of products derived from microalgae. Our current products include nutritional oils used as infant formula ingredients and as nutritional supplements and fluorescent algal dyes used for diagnostic and pharmaceutical research purposes.

     Our principal executive offices are located at 6480 Dobbin Road, Columbia, Maryland 21045. Our telephone number is (410) 740-0081 and our website address is http://www.martekbio.com. Information on our website is not part of this prospectus.

THE OFFERING

Common stock offered by selling stockholders	49,915 shares

Use of proceeds	Martek Biosciences Corporation will not receive any proceeds from the sale of shares in this offering.

Nasdaq National Market symbol	MATK

WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-3. This prospectus does not contain all of the information contained in the registration statement, portions of which have been omitted under the rules of the SEC. We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”). The Exchange Act file number for our SEC filings is 000-22354. You may read and copy the registration statement and any other document we file with the SEC at the following SEC public reference room:

Judiciary Plaza
450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

     You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. Our SEC filings are available from the SEC’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically. You may also read and copy our SEC filings and other information at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION BY REFERENCE

     The SEC allows us to “incorporate by reference” into this prospectus the information we file with them, which means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is considered to be a part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below (and any amendments thereto) and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering of our securities under the prospectus is completed or withdrawn:

•	Our Annual Report on Form 10-K for the fiscal year ended October 31, 2002;

•	Our Definitive Proxy Statement filed on February 12, 2003;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2003;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2003;

•	Our Current Report on Form 8-K/A filed on July 5, 2002;

•	Our Current Report on Form 8-K filed on February 26, 2003;

•	Our Current Report on Form 8-K/A filed on April 1, 2003;

•	Our Current Report on Form 8-K filed on April 8, 2003;

•	Our Current Report on Form 8-K filed on July 22, 2003; and

•	The description of our common stock contained in Form 8-A, as amended, filed on November 5, 1993, including any amendments or reports filed to update this information.

     We are not, however, incorporating by reference any documents that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 9 or 12 of Form 8-K.

     We will provide a copy of the documents, incorporated by reference, at no cost, to any person who receives this prospectus. To request a copy of any or all of these documents, you should write or telephone us at:

Investor Relations
Martek Biosciences Corporation
6480 Dobbin Road
Columbia, Maryland 21045
(410) 740-0081

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. Neither we nor the selling stockholders have authorized anyone else to provide you with different information. Neither we nor the selling stockholders are making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the prospectus.

FORWARD-LOOKING STATEMENTS

     This prospectus contains or incorporates forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about: regulatory approval of our product candidates, market size for our products, timing of regulatory approvals and commercial introduction of our products and potential results of clinical trials. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects”, “predicts,” “potential” and similar expressions intended to identify forward-looking statements. These statements reflect our estimates only as of the date they are made and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We assume no obligation to update such forward-looking statements publicly for any reason, or to update the reasons actual results could differ materially from those anticipated in such forward-looking statements, even if new information becomes available in the future.

RISK FACTORS

     Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risk factors set forth below as well as the other information we include in this prospectus and the additional information incorporated by reference in this prospectus. If we file additional or updated risk factors with the SEC after the date of this prospectus, the risk factors set forth below may be superseded or updated by those new risk factors.

We have experienced significant operating losses each year since our inception and have not yet generated a sustained revenue stream to be a viable business in the long-term.

We have experienced net operating losses in each annual period since our inception. As of July 31, 2003, we have an accumulated deficit of $117.8 million. Our balance of cash, cash equivalents and short-term investments at July 31, 2003 was approximately $107.4 million. Although these resources, along with our $10 million secured working capital line of credit, which expires on February 28, 2004, should allow us to meet our current operating needs and planned capital expenditures for at least the next 18 months, we must achieve sustained profitability to generate the cash necessary to be a viable business in the long term, and at this time we have not yet generated a sustained source of revenue to achieve this.

A substantial portion of our nutritional products sales are made to three of our existing customers, and if demand by these customers for our nutritional products declines, our revenues may materially decline.

We rely on a substantial portion of our sales of nutritional products to three of our existing customers. Over 90% of our nutritional product sales in the quarter and the nine months ended July 31, 2003 was generated by sales of DHA and ARA to three companies. Approximately two-thirds of these sales were to Mead Johnson and approximately one-third were to Wyeth and Abbott. We cannot guarantee that these customers will continue to demand our nutritional products at current levels. If demand by any of these customers for our nutritional products declines, we may experience a material decline in our revenues.

If we are unable to successfully scale-up our production capacity or enter into favorable agreements with third parties to produce our oils, our customers may not be able to obtain a sufficient supply of DHA and ARA from us, and our future revenues from these products may be limited.

To meet our customers’ projected demand for our nutritional oils that are used to supplement infant formulas, we have developed a process for the large-scale production of our oils at our Winchester, Kentucky manufacturing plant. We estimate the worldwide infant formula market to be approximately $8.5 billion to $9.5 billion. If our licensees were to penetrate 100% of this market with DHA and ARA supplemented formulas, we estimate that we would receive greater than $400 million in revenues annually from these sales. To date, we believe our licensees’ products containing our oils have penetrated approximately 20% to 25% of the worldwide infant formula market. Our sales into the non-infant nutritional supplement and food and animal feed markets to date have been less then $10 million annually. Although we produced significantly more nutritional oils than our customers’ initial projections, accelerated market demand has caused a production shortfall. Earlier in the year we requested from our customers that they provide us with longer lead-times to fill their orders. Even with the longer lead-times and an increase in production each quarter, we have begun to see a backlog for orders. To the extent that demand continues to exceed our current production capabilities, we may be unable to provide the required quantities of oil cost-effectively and may experience greater backlogs or our customers may seek alternative sources of supply. Although some of our licensees have a right to manufacture DHA and ARA, we are not aware of any of our licensees doing so or preparing to do so. We are now completing an extensive fermentation expansion at our Winchester plant. By the end of 2003 we believe our annualized production capacity will be approximately $140 million. We are in the process of expanding production capacity at our newly acquired plant in Kingstree, SC. We anticipate annualized production capacity of about the equivalent of $300 million of annualized sales by the end of 2004 and $500 million of annualized sales by the end of 2005. Our ability to maintain commercial production at these higher levels has not been successfully tested. As we increase our production at our Winchester and Kingstree plants, we may encounter many risks associated with our commercial manufacturing such as:

•	the construction phase of our fermentation expansion at our Kingstree plant may not be completed in the timeframe that we have planned;

•	we may experience problems processing, handling and shipping the higher quantities of oil produced from our expanded facilities;

•	the costs of expanding, operating and maintaining our production facilities may exceed our expectations;

•	product defects may result;

•	product losses may be higher than we anticipate;

•	environmental and safety problems may result from our production process; and

•	Additional regulatory issues relating to the scale-up of our production process.

If we were to experience any one or more of these problems, there could be a material adverse effect on our business, financial condition, or results of operations.

If we are: (a) unable to cost effectively manufacture our DHA-containing oil at our Winchester plant; (b) unable to successfully expand our production at our Kingstree facility; (c) unable to enter into other satisfactory third-party manufacturing agreements; or (d) our licensees are unable to find alternative sources for our DHA-containing oil, then our licensees may not be able to meet future product demand and our future revenues from sales of DHA-containing oils may be limited.

Although we are able to produce ARA-containing oil at our Winchester and Kingstree plants, we have entered into an agreement with a third-party manufacturer, DSM Gist B.V. (“DSM”, formerly Royal Gist-Brocades B.V.), to supply our ARA-containing oil at a plant in Capua, Italy. DSM recently completed an expansion of this facility and is in the planning stages to convert an existing facility in Belvedere, NJ to the production of ARA. If DSM fails to supply us with required amounts of ARA under our agreement with it, we would not be able to meet our customers’ demands unless we were able to utilize alternative sources of supply. In this regard, we would have to either manufacture the ARA-containing oil at one or both of our plants, which would reduce our DHA-containing oil production capacity, or enter into other third-party manufacturer supply agreements. If we are unable to find alternative supply sources or are unable to cost effectively manufacture the ARA-containing oil in our Winchester or Kingstree plants, our licensees may not be able to meet future product demand and our future revenues from sales of ARA-containing oils may be limited.

As a result of the acquisition of OmegaTech, Inc. (“OmegaTech”) on April 25, 2002 we also have several contractual agreements with third-party manufacturers to produce our DHA-containing oil for use in nutritional supplements and animal feeds, including an agreement with C.P. Kelco U.S. Inc. Our DHA-containing oil used for these products is derived from a strain of algae that we obtained in the purchase of OmegaTech and is referred to as DHA-S.

Failure to effectively manage our growth could disrupt our operations and prevent us from generating the revenues and gross profit margins we expect.

In response to customer orders during the first three quarters of fiscal year 2003 exceeding initial customer forecasts, we have been actively working to accelerate our production buildout plans to meet increased demand for our nutritional oils. To manage our growth we must successfully implement, constantly improve and effectively utilize our operational and financial systems while expanding our production capacity and workforce. We must also maintain and strengthen the breadth and depth of our current strategic relationships while developing new relationships. Our existing or planned operational and financial systems may not be sufficient to support our growth; we may not successfully control production costs and maintain current and anticipated gross profit levels; and our management may not be able to effectively identify, manage and exploit existing and emerging market opportunities. If we do not adequately manage our growth, our business and future revenues will suffer.

Our oils are very sensitive to oxidation and are not very compatible with most liquid or dry foods that are currently on the market. If economical methods are not developed to successfully incorporate our oils into various food and beverage applications, we may never be able to gain large scale entry into the food and beverage market.

Although we believe that the food and beverage market could be a large market for DHA fortification with our DHA-S oil, the potential in this market could be limited if methods are not developed that allow good compatibility of our DHA-S oil with various foods and beverages. The flavor, texture and stability of our oils in finished products such as cereals, milk and nutritional bars have not yet been successfully established. Even if we can successfully incorporate our oils into foods and beverages, manufacturers of these products will have to develop methods to demonstrate feasibility in their production process. The timing and extent of our sales into the food and beverage market, therefore, are dependent not only on market demand, but also on manufacturing issues over which we have no control.

Since infant formula pricing is very competitive, the premium that our oils add to the cost of the formula may never allow it to be priced at levels that will allow widespread acceptance by consumers.

Infant formula pricing is very competitive and the market is very sensitive to product price changes. Because the inclusion of our oils into infant formula may add 10% to 20% to the retail cost of standard infant formula, there is the risk that our licensees may not be able to sell supplemented products at prices that will allow them to gain broad market acceptance while, at the same time, remaining profitable. This may lead to price pressure on us. If we have to reduce our prices, we may not be able to sell products at a price that would enable us to be profitable. We are prohibited from granting a license to any party for the inclusion of our nutritional oils in infant formula with payment terms or royalty rates that are more favorable than those provided to the licensees under the terms of several of our current license agreements without either the written consent of those current licensees or prospectively offering such new more favorable terms to those current licensees. None of our license agreements requires our licensees to purchase any minimum amount of products from us now or in the future, and all of our license agreements allow our licensees to manufacture our products themselves or purchase nutritional oils from other sources.

If market demand for our products continues to grow, we will need significant additional capital to expand our production capability. We may also need additional capital in the future to continue our research and development efforts, conduct product testing, including preclinical and clinical trials, and market our products.

Our nutritional oil sales are increasing and meeting demand will require expanding our production capability for our nutritional oils. We are now completing our fermentation expansion plan at our Winchester facility. Further enhancements to improve production and capacity at the site are continuing. At July 31, 2003, we had approximately $107.4 million in cash, cash equivalents and short-term investments available to meet future capital requirements. We believe that up to approximately $100 million may be needed over the next 18 months to fund additional expansion of our production capacity (at our Winchester and Kingstree facilities), our research and development, product testing, and marketing activities. The timing and extent of our additional cash needs will primarily depend on: (a) the timing and extent of future launches of infant formula products containing our oils by our licensees; (b) the timing and extent of introductions of DHA into foods and/or nutritional supplements for children and adults; (c) whether or not we enter into collaborations with other third parties to produce our nutritional oils; and (d) our ability to generate profits from the sales of our nutritional products.

To continue to fund our growth, we may pursue various sources of funding, which may include debt financing, equity issuances, asset based borrowing, lease financing, and collaborative arrangements with partners. We have recently established a one-year secured working capital credit line of $10 million and are considering entering into a long-term equipment financing arrangement. More extensive debt financing arrangements may require us to comply with financial covenants, which we may not be able to meet. Additionally, funding from other sources may not be available, or may not be available on terms that would be commercially acceptable or permit us to continue the planned commercialization of our products or expansion of our production capacity. Future equity issuances may be dilutive to our existing shareholders. If we obtain funds through collaborative or strategic partners, these partners may require us to give them technology or product rights, including patent rights, that could ultimately diminish our value. If we cannot secure adequate funding, we may need to scale back our research, development, manufacturing, and commercialization programs, which may have a material adverse affect on our future business.

The market price of our common stock may experience a high level of volatility due to factors such as its relative illiquidity, the volatility in the market for biotechnology stocks generally, and the effect of short term events like product launches and license announcements.

We are a public growth company in the biosciences sector. As frequently occurs among these companies, the market price for our common stock may experience a high level of volatility. During the fifty-two week period ending July 31, 2003, our common stock traded between $49.76 and $12.63 per share. During the fifty-two week period ending July 31, 2002, our common stock traded between $34.00 and $14.42 per share. The following are examples of items that may significantly impact the market price for our common stock:

•	announcements of technical innovations, new commercial products and product launches;

•	arrangements or strategic partnerships by us or our competitors;

•	announcements of license agreements, acquisitions or strategic alliances;

•	patent or other intellectual property achievements or disputes;

•	quarterly fluctuations in our results of operations;

•	failure to scale-up our commercial manufacturing or enter into favorable third-party manufacturing agreements;

•	announcements of product launches by competitors;

•	regulatory decisions (approvals or disapprovals) concerning our products and our competitors’ products;

•	changes in estimates of our financial performance or changes in recommendations by securities analysts; and

•	general market conditions for growth companies and bioscience companies.

Because we may experience a high level of volatility in our common stock, you should not invest in our stock unless you are prepared to handle a significant loss of your capital. At any given time, you may not be able to sell your shares at a price that you think is acceptable.

The market liquidity for our stock is relatively low. As of July 31, 2003, we had 27,398,284 shares of common stock outstanding. The average trading volume in our common stock during the fifty-two week period ending July 31, 2003 was 391,046 shares. Although a more active trading market may develop in the future, the limited market liquidity for our stock may affect your ability to sell at a price which is satisfactory to you.

If significant shares eligible for future sale are sold, the result may depress our stock price by increasing the supply of our shares in the market at a time when demand may be limited.

As of July 31, 2003, we had 27,398,284 shares of common stock outstanding, stock options outstanding to purchase an aggregate of 4,126,355 shares of common stock, all of which are exercisable at below current market prices, and warrants outstanding to purchase up to 186,614 shares of common stock at an exercise price of $19.05, per share. Of these options and warrants, 2,512.699 are exercisable at July 31, 2003. To the extent that these options and warrants for our common stock are exercised or we issue additional shares to raise capital in connection with acquisitions or otherwise, the increase in the number of our outstanding shares of common stock may adversely affect the price for our common stock. This could hurt our ability to raise capital through the sale of equity securities. If we continue to require additional outside sources of capital to finance, among other things, our research and development, product testing and the manufacturing and marketing of our products, we may need to raise additional capital through the sale of equity securities.

We have issued and registered the resale of 358,566 shares of our common stock on this registration statement for former OmegaTech stockholders and option holders with respect to a performance milestone relating to the granting of Novel Foods approval in Europe for OmegaTech DHA. We have agreed to issue and register for resale up to 1,931,853 additional shares, subject to certain adjustments, to former OmegaTech stockholders and option holders, if certain other operational and financial milestones are achieved between now and October 31, 2004. As a result, a substantial number of new shares may be issued and become eligible for resale if these milestones are achieved. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market or the perception that these sales could occur, which could limit your ability to sell at a price satisfactory to you.

Our current patents may not be able to provide protection against competitive products and we may be unable to protect our intellectual property portfolio in the future.

European and United States patent authorities have not adopted a consistent policy regarding the breadth of claims allowed for health and bioscience patents. Our issued patents, or patents that we may obtain in the future, may not afford adequate protection against competitors with competing technology because governmental agencies may revoke our patents or may limit the scope of our patents. If this happens, companies may be able to produce products using our previously patented technology. A number of our competitors have challenged the validity of our patents, particularly in Europe:

•	Aventis S.A. and Nagase & Co. Ltd. are challenging our European patent covering our DHA-containing oils. At a hearing in October 2000, the Opposition Division of the European Patent Office revoked our patent on the grounds that it is not novel. We immediately appealed this ruling, and in July 2002 we received a positive ruling from an Appeal Board of the European Patent Office, setting aside the prior decision to revoke this patent. Consistent with our request, the patent will now be returned to the Opposition Division for a determination as to whether it has met the legal requirement of “inventive step”. During this process the patent will remain in full force and effect. The appeal process may not be completed until sometime in 2004, at the earliest.

•	BASF A.G., F. Hoffman-LaRoche A.G., Friesland Brands B.V., Societe des Produits Nestle S.A., and Suntory Limited have filed in the European Patent Office their grounds for opposing our ARA patent issued by the European Patent Office. The validity of the patent is unaffected by these filings. The opposition process is not expected to be completed until sometime in 2005, at the earliest.

•	BASF A.G., F. Hoffman-LaRoche A.G., Societe des Produits Nestle S.A., and Suntory Limited have filed in the European Patent Office their grounds for opposing our blended-oils (blend of DHA and ARA oils) patent issued by the European Patent Office. The validity of the patent is unaffected by these filings. The opposition process is not expected to be completed until sometime in 2005, at the earliest.

•	Aventis Research and Technologies GmbH & Co. KG and Nagase Limited have filed in the European Patent Office their grounds for opposing our patent covering the DHA-containing oils that we assumed in the OmegaTech purchase. At a hearing in December 2000, the Opposition Division of the European Patent Office upheld some of the claims and revoked other claims. OmegaTech immediately appealed this ruling, as did Aventis. During the appeal process, the patent will remain in full force and effect. The appeal process may not be completed until sometime in 2004, at the earliest.

•	Suntory Limited, of Osaka, Japan, is opposing our blended oils patent in Japan and our ARA patent in Japan and South Korea. The Japanese Patent Office has revoked the claims of the blended oils patent and the ARA patent, and Martek is appealing the decisions to the Tokyo High Court. Suntory has also contacted us and asserted that the sale of certain of our products may infringe one or more of their patents in Japan and Australia and that certain of our patents may be invalid. We have ceased discussions with Suntory concerning these matters. During the third quarter of 2003, we filed opposition to a Suntory patent in Australia concerning the process to produce ARA and we filed observations on a

Suntory/ Nagase patent application in Europe concerning the production of DHA using Ulkenia, a thraustochytrid. None of our infant formula licensees currently markets supplemented infant formula products in Japan and there are minor sales in Australia.

•	Friesland Brands B.V. has filed in the European Patent Office their grounds for opposing our patent covering the production of ARA-containing oils that we assumed in the OmegaTech purchase. The validity of the patent was unaffected by this filing. In September 2003 we responded to the opposition. The opposition process is not expected to be complete until sometime in 2005, at the earliest.

If any of the challenges described above or any other challenges to our patents which may arise in the future are successful, our competitors may be able to produce our products and, as a result, we may experience decreases in the future sales of our nutritional oils, decreases in the revenues on sales of infant formula containing our oils and decreases in license fees related to our oils. If our products are found to infringe on the intellectual property rights of others, we may have to pay substantial damages. The revocation of our European DHA patent, ARA patent or blended-oils patent could result in a decrease in revenues under our license agreements.

We expect that in the future, as our nutritional oils continue to be commercialized, opposition to our intellectual property by our competitors will continue and most likely increase. We believe that challenges to our suite of U.S. patents may arise in the future. We may incur substantial costs in the future defending our patents and cannot assure you that we will be able to successfully defend our patents or that our competitors will not be able to “design around” our intellectual property.

We are aware of several products that are currently available, and products under development, that may present a serious competitive threat to our products.

Our success depends upon achieving and maintaining a superior competitive position in infant formula and adult nutritional product markets. Many potential competitors, which include companies such as BASF, F. Hoffman-LaRoche Ltd., Suntory Limited, Celanese Ventures and Nagase & Co. Ltd., have substantially greater research and development capabilities, marketing, financial and managerial resources and experience in the industry. If a competitor develops a better product or technology, our products or technologies may be rendered obsolete.

We believe that, to date, we have developed the purest forms of DHA and ARA oils commercially available; however, we are aware that other sources of DHA and ARA are available. Specifically:

•	the Ross Products Division of Abbott Laboratories filed a Generally Recognized as Safe notification on January 2, 2002 seeking FDA concurrence that its fish oil source of DHA and its fungal source of ARA are Generally Recognized as Safe when used as ingredients in infant formula. At this time, the notification continues to be under consideration by the FDA;

•	some infant formulas now on the market outside the United States use DHA derived from other sources, such as fish or eggs. Only a very small percentage of supplemented infant formulas currently marketed outside the United States contain DHA and ARA that have not been produced by us;

•	some baby food products now on the market in the United States use DHA derived from eggs;

•	fish oil based products currently dominate the adult DHA supplement market;

•	we are aware that Nutrinova, a division of Celanese A.G., has begun marketing a DHA-rich microalgal oil to the food and beverage and dietary supplement markets in the United States. We are currently evaluating these developments; and

•	we are aware of the development of microencapsulated fish oil products by several large companies, including BASF and F. Hoffman-LaRoche Ltd. Although microencapsulation of the oil resolves much of the odor, stability and taste issues found with fish oil, a microencapsulated product currently is significantly more costly than regular fish oil. Because fish oil is significantly less costly than our DHA oil, fish oil may present a substantial competitive threat.

To date no other sources of DHA and ARA have received clearance from the FDA for inclusion in U.S. infant formulas.

Experts differ in their opinions on the importance of DHA and ARA in infant formula. Some experts feel that they are not necessary ingredients for infant development and that supplemented formulas will remain a premium product and never gain widespread acceptance. If this occurs, or if clinical trials that are now ongoing do not yield positive results on the benefits of DHA on cardiovascular or other health problems, our future revenues may be limited in the infant formula market as well as the adult supplement market.

Ultimately our success in the infant formula industry depends on growing acceptance of our nutritional oils as necessary or beneficial additives to infant formulas. Notwithstanding existing clinical results that have demonstrated the beneficial effects of adding our nutritional oils to infant formula, some experts in the field of infant nutrition do not believe that our nutritional oils are necessary or that they provide any long-term beneficial effects. There have also been clinical studies where no beneficial effects have been found, possibly due to dose, duration or other factors. Experts generally recommend that mothers breastfeed rather than use infant formulas whether or not they contain our nutritional oils. Some experts also believe that infant formula without our oils contains sufficient precursor fats that infants can convert into DHA and ARA as needed. In addition, some physicians are unimpressed by studies showing that infant formulas fortified with our oils improve infants’ cognitive ability at early ages, suggesting that these results may not carry over to improved results later in life. Due to these differences in opinion, we are subject to the risk that the use of DHA and ARA in infant formula may never gain widespread acceptance. As of July 31, 2003, our products have been in the U.S. infant formula market for approximately 17 months and we believe that these products have penetrated approximately 28% to 30% of the U.S. infant formula market. Internationally, our products have been included in term infant formula in over 30 countries. Many of these introductions have occurred in the last 2-3 years. We estimate that our products have penetrated approximately 20% to 25% of the world-wide infant formula market. Combined, these markets brought us revenues of approximately $27.8 million in the first nine months of 2003.

In addition to sales into the infant formula market, approximately 2% of our fiscal 2003 third quarter nutritional product revenues came from sales of our nutritional oils to the adult supplement market. Investigators at universities and at other research centers, such as the National Institutes of Health, have observed a relationship between low levels of DHA and a variety of health risks. We are currently trying to establish what contribution, if any, supplementation with our oils will make in addressing these problems. Although clinical data are not required to market food ingredients or nutritional supplements outside of the infant formula market, we believe that further clinical studies are needed to validate the benefits of DHA supplementation. Accordingly, we are sponsoring studies to further investigate the potential benefit of DHA supplementation on cardiovascular health and breast cancer, and we are aware of research being conducted regarding the impact of DHA supplementation on certain visual and neurological disorders. Unless these studies, which are more extensive than earlier pilot studies, establish and quantify the positive impact of DHA supplementation, we may only have a limited adult market opportunity.

If the FTC finds that our advertising claims related to our DHA and ARA products cannot be adequately substantiated, we could be required to alter our advertising claims or take other remedial steps.

The Federal Trade Commission (“FTC”) regulates certain aspects of the advertising and marketing of our products. Under the Federal Trade Commission Act, a company must be able to substantiate both the express and implied claims that are conveyed by an advertisement.

On May 30, 2002, we received a letter from the FTC notifying us that the FTC is conducting a non-public inquiry into the advertising and promotional activities relating to our DHA and ARA products. Pursuant to the agencies request we have provided copies of all advertisements and to provide copies of the literature that support mental and visual function claims. The purpose of the inquiry is to determine whether Martek has substantiation to support the express and implied claims that are made for its DHA and ARA products. We intend to be fully responsive to the FTC’s inquiry. While we have no reason at this time to believe that the inquiry will have an adverse effect on us, we could be required to alter our advertising claims or take other remedial steps if the FTC does not find our advertising claims to be adequately substantiated.

Our business would be harmed if we fail to comply with applicable federal and state regulatory requirements.

In connection with the manufacture of certain of our products, we are required to adhere to applicable current “good manufacturing practice” (“GMP”) requirements as required by the FDA. GMP regulations specify component and product testing standards, control quality assurance requirements and records and other documentation controls. As the manufacturer of DHA and ARA that are marketed as dietary supplements and used as ingredients in infant formulas sold in the United States, and may be used in food and beverages, we are subject to GMP and various other requirements applicable to such products. There can be no assurance that we will be able to continue to manufacture our nutritional oils in accordance with relevant dietary supplement and infant formula requirements for commercial use. Ongoing compliance with GMP and other applicable regulatory requirements is monitored through periodic inspections by state and federal agencies, including the FDA and comparable agencies in other countries. A determination that we are in violation of such GMP and other regulations could lead to an interruption of our production output and the imposition of civil penalties, including fines, product recalls or product seizures, and, in the most egregious cases, criminal sanctions.

Our opportunity in the U.S. infant formula market may be limited by the adoption rate of supplemented formulas into the Women, Infants and Children (WIC) program.

We estimate that our total U.S. market opportunity for sales of supplemented infant formula to be over $150 million, and that almost $100 million of this opportunity will come from WIC funded sales. Each WIC state agency provides only one brand of infant formula to its participants, depending on which company has the rebate contract in a particular state. Since early 2002, approximately 20 state WIC programs have adopted a brand of infant formula supplemented with our oils. If our licensees do not attempt to gain adoption of a supplemented brand of infant formula in other states, other state WIC agencies do not agree to adopt a supplemented infant formula into their WIC program, supplemented formulas are removed from WIC programs that previously adopted them, or if any of our licensees fail to renew, in a timely fashion, their contract rewards from WIC agencies for the adoption of a supplemental infant formula, then our future revenues from supplemented infant formula sales in the U.S. would be limited.

We may be affected by an incident involving a wastewater treatment facility near our plant in Kentucky.

On March 12, 2003, an explosion occurred at a public wastewater treatment works in Winchester, KY, resulting in property damage. On April 8, 2003, we received a report from the state fire marshal that concluded that the incident resulted from the introduction of n-hexane into the local sewer system. We use n-hexane in the production process for our DHA oil. The state fire marshal report did not rule out other possible contributors to the incident. Although n-hexane was found at the site of the incident, there may have been other contributing factors, including the presence of other flammable substances that were not discharged from our plant. Production at our facility has not been negatively impacted by these events. We have entered into discussions with the Winchester Municipal Utilities and its insurer as to our financial responsibility, if any, for property damage sustained by the public wastewater treatment works in Winchester, KY as a result of the explosion. We have requested, and are awaiting the receipt of further information from the utility and its insurer regarding the details of the incident. We accrued $400,000 in the quarter ended April 30, 2003 to account for an estimate of costs that we may incur as a result of this incident. During the third quarter we incurred approximately $85,000 in legal fees related to the incident, which were applied to the liability. In addition to liabilities for property damage, this incident has resulted in the delay of the issuance of certain permits required for the expansion of our existing Winchester plant and has been a consideration in our decision to begin immediate expansion at our Kingstree, SC plant. While the matter is still in the data gathering stage and we cannot be certain of its ultimate outcome, we believe that it will not have a material adverse impact on our production, financial condition or results of operations.

We may be affected by the fact that an employee of an underwriter sent unauthorized e-mails to potential investors in our April 2003 follow-on offering.

Prior to the effectiveness of the registration statement covering the shares of our common stock being sold in our April 2003 follow-on offering, an employee of Citigroup, the lead managing underwriter in this offering, distributed unauthorized e-mails regarding this offering to 10 institutional investors. These e-mails contained the employee’s views of our market position, with which we do not agree, as well as our historical financial results and the employee’s own views about our prospects for revenue growth. We did not authorize the distribution of these e-mails and had no knowledge of their content prior to their distribution.

These e-mails may constitute a prospectus that does not meet the requirements of the Securities Act of 1933. If the distribution of these e-mails by Citigroup did constitute a violation of the Securities Act of 1933, persons who received one of these e-mails and who purchased our common stock in this offering may have the right, for a period of one year from the date of the violation, to obtain recovery of the consideration paid in connection with their purchase of our common stock or, if they had already sold their stock, attempt to recover losses resulting from their purchase of our common stock. Any liability would depend on the number of shares purchased by the recipients. We do not believe that we will be subject to any material liability as a result of the distribution of the e-mails.

The integration FermPro’s operations with Martek’s operations may be difficult, which could harm our results of operations.

On September 5, 2003, we completed the transaction to purchase certain assets and assume certain liabilities of FermPro. Martek Biosciences Kingstree Corporation (“Martek Kingstree”) has been formed as a wholly-owned subsidiary of Martek Biosciences Corporation for the purpose of holding the assets and assumed liabilities we acquire from FermPro. We are in the process of integrating our operations with the operations of the former FermPro business. This integration may be more expensive than anticipated or take longer than planned. If there are delays or unexpected costs involved with the integration, these could have a material adverse effect on our business and financial results. The difficulties involved in integrating the former FermPro business, which could be substantial, include the following:

•	management and key personnel could be distracted from the day-to-day business of managing Martek;

•	implementing uniform controls, systems and procedures, especially information and accounting systems could be costly and time-consuming;

•	key officers, sales and customer support personnel may not be satisfied or happy with Martek and may elect to leave; and

•	Expansion at the Kingstree facility may further complicate integration of operations.

USE OF PROCEEDS

     Martek will not receive any proceeds from the sale of the shares of common stock sold by the selling stockholders in this offering.

SELLING STOCKHOLDERS

     We are registering 49,915 shares covered by this prospectus on behalf of the selling stockholders named in the table below. We issued all of the shares to FermPro Manufacturing, LP in a private placement transaction in consideration for the sale of certain assets of FermPro Manufacturing, LP pursuant to an Asset Sale and Purchase Agreement dated July 21, 2003, as amended. FermPro distributed these shares to the persons named below, who were the partners of FermPro. We have registered these shares to permit the selling stockholders and their pledgees, donees, transferees, distributes, assignees or other successors-in-interest that receive their shares from selling stockholders as a gift, partnership distribution or another non-sale related transfer after the date of this prospectus (collectively, the “Selling Stockholders”) to resell the shares when they deem appropriate.

     The following table sets forth the following information with respect to each named Selling Stockholder as of September 12, 2003: (i) name of the Selling Stockholder; (ii) the number of shares of Martek common stock we believe each named Selling Stockholder beneficially owned before this offering; (iii) the number of shares of common stock the named Selling Stockholder is offering; and (iv) the number of total outstanding shares of Martek common stock that the named Selling Stockholder will beneficially own after the named Selling Stockholder sells all of the shares in this offering. Except as set forth in the table below, none of the named Selling Stockholders has had a material relationship with us within the last three years other than as a result of the ownership of the shares or other securities of Martek. Based on the number of shares of Common Stock outstanding as of September 9, 2003, no Selling Stockholder will beneficially hold more than 1% of Martek’s Common Stock after the offering. We do not know how long the Selling Stockholders will hold the shares before selling them and we currently have no agreements, arrangements or understandings with any of the Selling Stockholders regarding the sale of any of these shares. The shares offered by this prospectus may be offered from time to time by the Selling Stockholders named below.

	Number of Shares		Number of Shares
	Beneficially Owned	Number of	Beneficially Owned
Name of Stockholder	Before the Offering	Shares Offered	After the Offering

Astral Technologies, Inc.	4	4	0
H. Ronald Easler	5,287	5,287	0
Barney B. Easterling, Jr. (1)	5,287	5,287	0
Roger H. Gause	5,287	5,287	0
James W. Godfrey, Jr.	11,950	11,950	0
Flint Harding, III	5,287	5,287	0
Michael L. Horton	5,287	5,287	0
Jack K. Howard, Jr.	6,239	6,239	0
Rachel S. Montgomery	5,287	5,287	0

1. Barney B. Easterling, Jr. is a Vice President of Martek Biosciences Corporation.

PLAN OF DISTRIBUTION

     The Selling Stockholders may sell the common stock from time to time. The Selling Stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale.

     The Selling Stockholders may make these sales on Nasdaq or one or more exchanges, in the over-the-counter market, through put or call options transactions relating to the shares, through short sales of such shares, in privately negotiated transactions or a combination of such methods of sale or otherwise, at prices and terms that are then-prevailing or at prices related to the then-current market price, fixed prices, varying prices determined at the time of sale or at negotiated prices. The Selling Stockholders will have the sole discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

     The Selling Stockholders may use one or more of the following methods to sell the common stock:

•	a block trade in which the Selling Stockholder’s broker or dealer will attempt to sell the shares as agent, but may position and resell all or a portion of the block as a principal to facilitate the transaction;

•	a broker or dealer may purchase the common stock as a principal and then resell the common stock for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of the applicable exchange; and

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers.

     To our knowledge, none of the Selling Stockholders has entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares of common stock offered by this prospectus; however, the Selling Stockholders may enter into agreements, understandings or arrangements with an underwriter or broker-dealer regarding the sale of their shares in the future. To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. To the extent required, the supplement will disclose:

•	the name of each Selling Stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

     In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in the resales.

     From time to time, the Selling Stockholders may pledge, donate, transfer, distribute or assign shares to third parties, and such third parties may pledge, donate, transfer, distribute or assign such shares to their respective partners, shareholders or other beneficiaries, and such third parties, partners, shareholders or other beneficiaries shall be deemed “Selling Stockholders” for purposes of this prospectus. The number of the Selling Stockholders’ shares beneficially owned by a Selling Stockholder who pledges, donates, transfers, distributes or assigns shares will decrease as and when such Selling Stockholders takes such actions. The plan of distribution for Selling Stockholders’ shares sold hereunder will otherwise remain unchanged, except that any pledgee, donee, transferee, distributee or assignee or other successors-in-interest will be “Selling Stockholders” hereunder.

     The Selling Stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders may also sell shares short and redeliver the shares to close out such short positions. The Selling Stockholders may enter into options or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The Selling Stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon default, the broker-dealer may sell the pledged shares pursuant to this prospectus.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principal, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers, and the Selling Stockholders, may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or concessions under the Securities Act.

     Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

     Under applicable rules and regulations, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the Selling Stockholders.

     We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

     We will bear all costs, expense and fees in connection with the registration of the shares. The Selling Stockholders will bear all commissions and discounts, if any, attributable to the sale of the shares. The Selling Stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the Selling Stockholders against certain liabilities in connection with their offering of the shares, including liabilities arising under the Securities Act.

LEGAL MATTERS

     Certain legal matters with respect to the common shares offered hereby have been passed upon for us by Hogan & Hartson L.L.P., Baltimore, Maryland.

EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements incorporated by reference to our Annual Report on Form 10-K for the year ended October 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

     The consolidated financial statements of OmegaTech, Inc. and subsidiary as of December 31, 2001 and 2000 and for the years then ended incorporated in this prospectus by reference from Martek’s Current Report on Form 8-K/A have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the acquisition of OmegaTech, Inc. and subsidiary by Martek Biosciences Corporation), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

MARTEK BIOSCIENCES
CORPORATION

49,915 shares

Common Stock

PROSPECTUS

September  , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses to be paid by the Company in connection with the distribution of the securities being registered hereby. All the amounts are estimates, except the Commission registration fee. The selling stockholders will bear the cost of all selling commissions and underwriting discounts with respect to the sale of any securities by them.

Securities and Exchange Commission registration fee	$207
Blue sky qualification fees and expenses	$1,000
Legal fees and expenses	$2,500
Accounting	$1,000
Miscellaneous expenses	$1,000

Total	$5,707

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”), a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation’s request, in such capacities with another enterprise, against expenses (including attorney’s fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The DGCL provides, however, that such person must have acted in good faith and in a manner he or she reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the DGCL does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

     Article NINTH of the Company’s Certificate of Incorporation, provides that the Company will indemnify its directors and officers to the full extent permitted by law and that no director shall be liable for monetary damages to the Registrant or its stockholders for any breach of fiduciary duty, except to the extent provided by applicable law (i) for any breach of the director’s duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, or (iv) for any transaction from which such director derived an improper personal benefit. In addition, under indemnification agreements with its directors, the Registrant is obligated, to the fullest extent permissible by the DGCL, as it currently exists or may be amended, to indemnify and hold harmless its directors, from and against all expense, liability and loss reasonably incurred or suffered by such directors.

ITEM 16. EXHIBITS

Exhibit Number	Exhibit Description

3.1	Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock (filed as Exhibit 4 to the Registrant’s Form 8-K, File No. 0-22354, filed January 29, 1996, and incorporated by reference herein).
4.1	Specimen Stock Certificate.(1)
4.2	Common Stock and Warrant Purchase Agreements, dated May 19, June 1, June 6, and June 8, 1995, by and among the Company and the selling stockholders named therein (filed as Exhibit 4.2 to the Registrant’s Registration Statement on Form S-3, File No. 33-93580, filed June 16, 1995, and incorporated by reference herein).
4.3	Warrant No. 1 issued pursuant to Common Stock and Warrant Purchase Agreements and Schedule of Warrants (filed as Exhibit 4.3 to the Registrant’s Registration Statement on Form S-3, File No. 33-93580, filed June 16, 1995, and incorporated by reference herein).
4.4	Form of Rights Agreement dated as of January 24, 1996 between the Company and Registrar and Transfer Company, as Rights Agent (filed as Exhibit 1 to the Registrant’s Form 8-K, File No. 0-22354, filed January 29, 1996, and incorporated by reference herein).
4.5	Form of First Amendment to Rights Agreement between the Company and Registrar and Transfer Company, as Rights Agent (filed as Exhibit 99.1 to the Registrant’s Form 8-K, File No. 0-22354, filed November 9, 1998, and incorporated by reference herein).
5.1	Opinion of Hogan & Hartson L.L.P. (filed herewith)
23.1	Consent of Ernst & Young, LLP, as independent auditors for the Registrant. (filed herewith)
23.2	Consent of Deloitte & Touche, LLP, as independent auditors for the Registrant. (filed herewith)
23.3	Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1)
24	Powers of Attorney (included in the Signature Page to this Registration Statement)

(1)	Incorporated by reference from the Registrant’s Registration Statement on Form S-1 (No. 33-68922) declared effective November 23, 1993.

ITEM 17. UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities and Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Howard, State of Maryland on September 15, 2003.

Martek Biosciences Corporation

By:	/s/ Henry Linsert, Jr

Henry Linsert, Jr.
Chief Executive Officer

POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Henry Linsert, Jr., Peter L. Buzy and George P. Barker, and each of them, with full power of substitution and resubstitution and each with full power to act without the other, his or her true and lawful attorney-in-fact and agent, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission or any state, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their, his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date: September 15, 2003	/s/ Henry Linsert, Jr.

Henry Linsert, Jr.
Chief Executive Officer and Director
(Principal Executive Officer)

Date: September 15, 2003	/s/ Peter L. Buzy

Peter L. Buzy
Chief Financial Officer
(Principal Accounting Officer)

Date: September 15, 2003	/s/ Jules Blake

Jules Blake Ph.D.
Director

Date: September 15, 2003	/s/ Robert J. Flanagan

Robert J. Flanagan
Director

Date: September 15, 2003	/s/ Ann L. Johnson

Ann L. Johnson , M.D.
Director

Date: September 15, 2003	/s/ Gordon S. Macklin

Gordon S. Macklin
Director

Date: September 15, 2003	/s/ John H. Mahar

John H. Mahar
Director

Date: September 15, 2003	/s/ Sandra Panem

Sandra Panem, Ph.D.
Director

Date: September 15, 2003	/s/ Richard J. Radmer

Dr. Richard J. Radmer
Director

Date: September 15, 2003	/s/ Eugene H. Rotberg

Eugene H. Rotberg
Director

Date: September 15, 2003	/s/ William D. Smart

William D. Smart
Director